[STATE OF COLORADO PUBLIC UTILITIES COMMISSION Letterhead]


                                October 21, 1997


Mr. Jonathan G. Katz, Secretary
Securities and Exchange Commissino
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Katz:

K N Energy, Inc. (KNE), a Kansas corporation, advised the Securities and Exchange Commission that KNE and its affiliates intend to enter into a transaction whereby they will engage in the construction, ownership, and operation of a natural gas distribution facility in the city of Hermosillo, State of Senora, pursuant to a franchise granted by the federal government of Mexico.

In connection with such activities, KNE requested the Colorado Public Utilities Commission (CPUC) to provide you the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. 79, et seq.), which section was added to that Act by Section 715 of the Energy Policy Act of 1992.

As the State Commission having jurisdiction over the retail gas rates of KNE and its wholly-owned subsidiary, Rocky Mountain Natural Gas Company (RMNG), the CPUC hererby certifies that it:

          (i) has the authority and resources to protect the ratepayers of KNE and RMNG subject to its jurisdiction, and

          (ii) intends to exercise such authority.

This certification is intended to be applicable with respect to the above-described transaction and such other foreign utility company ventures in which KNE or its future or current affiliates may seek to obtain an ownership interest, but is conditioned on and subject to being revised or withdrawn as to any future acquisitions. KNE has reprsented that it will timely inform the CPUC of any other foreign utility companies.


Very truly yours,


/s/ Bruce N. Smith
-----------------------------------
Bruce N. Smith
Director

cc:  Office of Public Utility Regulation
     Securities and Exchange Commissin

     K N Energy, Inc.